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                                                                    Exhibit 99.2
                    RESULTS OF THE 20TH SHAREHOLDERS MEETING

1. Approval of the Balance Sheet, Income Statement, and the Statement of Appropriation of Retained Earnings for the 20th Fiscal Year

     -    Total Assets (KRW): 13,375,959 million
     -    Total Liabilities (KRW): 7,434,121 million
     -    Paid-in Capital (KRW): 44,639 million
     -    Shareholder's Equity (KRW): 5,941,838 million
     -    Sales (KRW): 9,520,244 million
     -    Ordinary Profit (KRW): 2,714,194 million
     -    Net Profit (KRW): 1,942,750 million
     -    Net Profit per Share (KRW): 25,876

2. Approval of the Amendment of the Articles of Incorporation

Article 2  (PURPOSE)
Article 54-2(INTERIM DIVIDENDS)

3. Approval of Election of Directors

           3.1 Election of Outside Directors

                     Appointment of Outside Director:        Nam, Sang Koo

           3.2 Election of Standing Directors

                     Appointment of Standing Directors:      Cho, Jung Nam
                                                             Ha, Sung Min